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July 14, 2005


Securities and Exchange Commission
Attention: Susan Block
100 F Street, N.E.
Washington, D.C. 20549


RE:      Quintana Maritime Limited
         Common Stock
         Registration Statement on Form S-1 (File No. 333-124576)
         --------------------------------------------------------

Dear Ms. Block:

In connection with the proposed offering of the above-captioned securities, we hereby confirm that the underwriters will advise all purchasers of the change in offering price range first reflected in Amendment 4 to the registration statement and any other related material changes prior to confirmation of sales.

Very truly yours,

Citigroup Global Markets Inc.



/s/ STEPHEN WOO
---------------------
Name:  Stephen Woo
Title: Vice President

copy to:
Max A. Webb